EXHIBIT 99.01

The Company to participate in investor conference held by Deutsche Bank

Date of events: 2017/05/12

Contents:

1.Date of the investor conference: 2017/05/15~2017/05/16

2.Time of the investor conference: 9:00AM (Taipei time)

3.Location of the investor conference: Singapore

4.Brief information disclosed in the investor conference: The conference will be held by Deutsche Bank

5.The presentation of the investor conference release: Please refer to http://mops.twse.com.tw/

6.Will the presentation be released in the Company’s website: Yes, please refer to http://www.cht.com.tw/chtir

7.Any other matters that need to be specified: None